Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS
2016 YEAR-END RESULTS

2017 distributions increased by 11%

Brookfield, News, February 1, 2017 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2016.

	Three Months Ended December 31		Year Ended December 31
US$ millions (except per unit amounts), unaudited	2016	2015	2016	2015
Net income[1]	$162	$25	$474	$298
– per unit[2]	$0.40	$0.02	$1.13	$0.69
FFO[3]	$245	$204	$944	$808
– per unit[4]	$0.69	$0.59	$2.72	$2.39

Brookfield Infrastructure reported net income for the year of $474 million ($1.13 per unit) compared to $298 million ($0.69 per unit) reflecting higher FFO generated across a majority of our operations and gains of $190 million which were partially offset by higher depreciation.

Our FFO of $944 million benefitted from solid organic growth across the business.  In addition, the increased ownership in our North American natural gas transmission and Brazilian toll road businesses, and contributions from several acquisitions positively impacted results during the period. These factors more than offset the impact of foreign exchange where the U.S. dollar strengthened compared to the various currencies where we invest. Our payout ratio5 for the year was 67%, which remains within our target range of 60-70%.

"In 2016 we expanded our business and generated FFO growth of 17%.  We deployed over $800 million in organic growth projects in our utilities, transport and energy businesses and executed on $2 billion of investments, increasing our presence in several sectors globally," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. "Heading into 2017, our current pipeline for new investments is robust and includes a number of large potential corporate carve-outs of telecom and energy businesses. With corporate liquidity of over $3 billion, we are in a strong position to invest in our businesses to generate future growth."

Segment Performance

Our utilities business generated FFO of $399 million for 2016, which is an 8% increase over the prior year, excluding the impact of foreign currency. Results for this segment benefitted from inflation indexation and investments in growth capital projects that more than offset the impact of foreign exchange, and lower revenue from the sale of two North American transmission businesses.

Our transport segment generated FFO of $423 million in 2016, which was 12% ahead of the prior year, or 6% including the impact of foreign currency.  These results were driven by higher tariffs and volumes across a number of our operations.  Results for this segment also reflect the contribution from the incremental interest we acquired in our Brazilian toll road business during the year, new toll road investments made in India and Peru, as well as a partial contribution from the recently acquired Australian ports business.

Our energy segment generated FFO of $175 million in 2016, compared to $90 million in the prior year.  This improvement reflects the incremental contribution from increased ownership and reduced leverage in our North American natural gas transmission business, contributions from our newly acquired gas storage business in North America, as well as strong same-store growth of 16% across the various operations.

Our communications infrastructure operations acquired in March 2015 generated FFO of $77 million for the year, compared to $60 million in the prior year.

The following table presents FFO by segment:

	Three Months Ended December 31		Year Ended December 31
US$ millions, unaudited	2016	2015	2016	2015
FFO by segment
Utilities	$97	$100	$399	$387)
Transport	115	95	423	398)
Energy	52	20	175	90)
Communications Infrastructure	20	20	77	60)
Corporate and other	(39)	(31)	(130)	(127)
FFO	$245	$204	$944	$808)

Update on Strategic Initiatives

A number of transactions are expected to close in the coming months:

(I)
Brazil Gas Transmission – Our $1.3 billion investment in Nova Transportadora do Sudeste S.A. ("NTS") remains on track to close shortly.  NTS owns the backbone natural gas transmission system that serves the core economic regions in the highly populated states of São Paulo, Rio de Janeiro and Minas Gerais in South Central Brazil.

(II)
Indian Telecom Business – In the next few months, we will be investing upwards of $200 million to acquire a portfolio of 40,000 telecommunication towers from Reliance Telecom, representing ~10% of the country's towers. This is a high-quality business that is very similar to our existing tower business in France and generates secure and sustainable cash flows that will benefit from substantial growth in the industry. We are very excited about the prospect of quickly establishing a leading tower business in India. Several other opportunities are being evaluated that could add meaningful scale to our global towers portfolio in the coming year.

(III)
Peruvian Water Utility – We expect to close on the acquisition of a Peruvian water irrigation system with an investment of approximately $15 million, following receipt of customary regulatory approvals.  While modest in size, it is a high quality business that is being acquired for good value and it will add another leg to our growing water business.

Balance Sheet Update

During the past three months, substantial progress was made on executing the funding plan for our strategic initiatives. In November, a total of 23.8 million units were issued at a gross price of $32 per unit, raising proceeds of approximately $750 million. Subsequent to quarter end, a preferred unit issuance was completed for approximately C$300 million, capitalizing on Brookfield Infrastructure's investment-grade credit rating and strong market demand. These initiatives have increased corporate liquidity to approximately $3.2 billion.

Distribution Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.435 per unit, payable on March 31, 2017 to unitholders of record as at the close of business on February 28, 2017. This distribution represents an 11% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5 and Series 7 have also been declared.

Additional Information
Brookfield Infrastructure's Letter to Unitholders and Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's Fourth Quarter 2016 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on February 1, 2017 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Access code: 1007).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "may",   derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the issuance of additional units of Brookfield Infrastructure and the treatment of such units, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1  Includes net income attributable to non-controlling interests‒Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2  Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2016 were 248.7 million and 244.7 million, respectively (2015 – 243.2 million and 238.9 million, respectively).
3  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains. A reconciliation of net income to FFO is available on page 8 of this release.
4  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 months ended December 31, 2016 were 353.3 million and 347.2 million, respectively (2015 – 345.0 million and 337.4 million, respectively).
5  Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Dec 31, 2016	Dec 31, 2015

Assets
Cash and cash equivalents	$786	$199
Financial assets	92	279
Property, plant and equipment	8,656	7,632
Intangible assets	4,465	3,296
Investments in associates	4,727	2,973
Investment properties	154	153
Deferred income taxes and other	2,376	2,623
Assets classified as held for sale	19	580
Total assets	$21,275	$17,735

Liabilities and partnership capital
Corporate borrowings	$1,002	$1,380
Non-recourse borrowings	7,324	5,852
Financial liabilities	381	582
Deferred income taxes and other	2,924	2,470
Liabilities directly associated with assets classified as held for sale	—	275
Total liabilities	11,631	10,559

Partnership capital
Limited partners	4,611	3,838
General partner	27	23
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,860	1,518
Interest of others in operating subsidiaries	2,771	1,608
Preferred unitholders	375	189
Total partnership capital	9,644	7,176
Total liabilities and partnership capital	$21,275	$17,735

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended Dec 31		For the year ended Dec 31
US$ millions, except per unit information, unaudited	2016	2015	2016	2015

Revenues	$677	$455	$2,115	$1,855
Direct operating costs	(396)	(199)	(1,063)	(798)
General and administrative expenses	(44)	(35)	(166)	(134)
Depreciation and amortization expense	(113)	(82)	(447)	(375)
	124	139	439	548
Interest expense	(98)	(94)	(392)	(367)
Share of earnings from associates	106	14	248	69
Revaluation gains (losses) on hedging items	73	(26)	74	83
Other income (expense)	3	(28)	174	54
Income before income tax	208)	5	543	387
Income tax (expense) recovery
Current	(13)	(1)	(33)	(22)
Deferred	(17)	30	18	26
Net income	178	34	528	391
Non-controlling interest of others in operating subsidiaries	(16)	(9)	(54)	(93)
Net income attributable to partnership	$162	$25	$474	$298

Attributable to:
Limited partners	99	6	276	166
General partner	22	17	84	66
Non-controlling interest – redeemable partnership units held by Brookfield	41	2	114	66
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.40	$0.02	$1.13	$0.69

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2016 were 248.7 million and 244.7 million, respectively (2015 – 243.2 million and 238.9 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended Dec 31		For the year ended Dec 31
US$ millions, unaudited	2016	2015	2016	2015

Operating Activities
Net income	$178	$34	$528	$391
Adjusted for the following items:
Share of earnings from associates, net of distributions	(92)	5	(202)	18
Depreciation and amortization expense	113	82	447	375
Revaluation (gains) losses on hedging items	(73)	26	(74)	(83)
Provisions and other items	(8)	31	27	39
Deferred tax expense (recovery)	17	(30)	(18)	(26)
Change in non-cash working capital, net	(46)	(56)	45	(82)
Cash from operating activities	$89	$92	$753	$632

Investing Activities
Disposition of (net investment in):
Operating assets	$245	$(36)	$(167)	$(26)
Associates	(171)	(131)	(887)	(681)
Long-lived assets	(218)	(137)	(683)	(510)
Financial assets	107	(1,306)	536	(1,348)
Net settlement of foreign exchange contracts	34	26	143	219
Cash used by investing activities	$(3)	$(1,584)	$(1,058)	$(2,346)

Financing Activities
Distributions to limited and general partners	$(162)	$(140)	$(628)	$(546)
Net borrowings:
Corporate	(492)	784	(407)	899
Subsidiary	258	73	422	53
Other	—	131	(38	93
Issuance of preferred units	—	93	186	189
Issuance of partnership units, net of repurchases	736	(3)	749	865
Capital provided by non-controlling interest, net of distributions	(69)	189	615	211
Cash from financing activities	$271	$1,127	$899	$1,764

Cash and cash equivalents
Change during the period	$357	$(365)	$594	$50
Impact of foreign exchange on cash	(12))	(5)	(7)	(32)
Cash reclassified as held for sale	—	(8)	—	(8)
Balance, beginning of period	441	577	199	189
Balance, end of period	$786	$199	$786	$199

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended Dec 31		For the year ended Dec 31
US$ millions, unaudited	2016	2015	2016	2015

Adjusted EBITDA
Utilities	$125	$133	$524	$524
Transport	156	131	597	555
Energy	74	42	276	166
Communications Infrastructure	24	22	91	66
Corporate and other	(44)	(35)	(166)	(134)
Total	335	293	1,322	1,177

Financing costs	(112)	(101)	(456)	(396)
Other income	22	12	78	27
Funds from operations (FFO)	245	204	944	808

Depreciation and amortization	(161)	(162)	(609)	(506)
Deferred taxes and other items	78	(17)	139	(4)
Net income attributable to the partnership	$162	$25	$474	$298
Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three months ended Dec 31		For the year ended Dec 31
US$ millions, unaudited	2016	2015	2016	2015

Earnings per limited partnership unit[1]	$0.40	0.02	$1.13	0.69
Add back or deduct the following:
Depreciation and amortization	0.46	0.47	1.75	1.50
Deferred taxes and other items	(0.17)	0.10	(0.16)	0.20
FFO per unit[2]	$0.69	$0.59	$2.72	$2.39

1.
Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2016 were 248.7 million and 244.7 million, respectively (2015 – 243.2 million and 238.9 million, respectively).

2.
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 months ended December 31, 2016 were 353.3 million and 347.2 million, respectively (2015 –  345.0 million and 337.4 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	Dec 31, 2016	Dec 31, 2015

Assets
Operating groups
Utilities	$1,807	$2,002
Transport	3,549	3,220
Energy	1,564	1,009
Communications Infrastructure	541	438
Cash and cash equivalents	549	286
	$8,010	$6,955

Liabilities
Corporate borrowings	$1,002	$1,380
Other liabilities	510	196
	1,512	1,576
Capitalization
Partnership capital	6,498	5,379
	$8,010	$6,955

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from the Brookfield Infrastructure's Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.